

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

Via E-mail
Mr. Richard Bachman
President and Chief Executive Officer
Dakota Territory Resource Corp
10580 N. McCarran Blvd.
Building 115-208
Reno, Nevada 89503

> **Re:** **Dakota Territory Resource Corp**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed June 30, 2014**
> **File No. 000-50191**

Dear Mr. Bachman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014 Filed June 30, 2014

Item 2. Properties page 17

1.   Please revise to remove your estimate of 10 million ounces of eroded gold and the associated map. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the Instructions to paragraph (b) (5) of Industry Guide 7.

2.   We note your disclosure throughout of ounces of gold on properties in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, in future filings remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies

operating near your properties and instead focus the disclosure solely on your company's property.

3.   In future filings please fully discuss the quality control protocols associated with your historical and current sampling. Include a discussion of the verification work performed on historical sampling.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202)551-3610 if you have questions regarding engineering comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director